Exhibit 99.1

NEWS RELEASE

Wolseley plc
Pre-Close Interim Trading Statement

As part of its normal investor relations activities, Wolseley is issuing its regular trading statement update prior to entering into the closed period. The Interim results for the half year ending 31 January 2003 are due to be announced on 18 March 2003.

Market Conditions
The AGM statement issued on 13 December 2002 confirmed that there had been no significant change in the challenging market conditions affecting the group’s businesses since the preliminary results announcement issued on 24 September 2002. Similarly, there has been no fundamental change in these market conditions since 13 December. Further details of market conditions in each of the group’s business segments are set out below.

Results for the five months ended 31 December 2002
On a constant currency basis, group sales for the five months ended 31 December 2002 are 7% up on the equivalent period in the prior year. After taking account of the adverse currency translation difference, primarily relating to the US dollar, for the five months ended 31 December 2002, group sales are up by 2% along with a slight increase in the trading margin. The average profit & loss account translation rate for the first five months is $1.57 to the £1 compared to $1.45 for the comparable period last year, a change of just over 8%.

North American Plumbing and Heating Distribution
In local currency for the five months to 31 December 2002, sales in the US plumbing operations are 7% up on the prior year, whilst sales in Canada are up by more than 13%.

Market conditions in the USA and Canada continue to show a mixed picture due to variations in regional economies. Housing and re-modelling (RMI) activity has held up well. The industrial and commercial sector continues to be the weakest. This sector is not expected to show any major improvement until late in the current financial year, although the signs are that the bottom has now been reached.

The US plumbing and heating distribution operations are continuing to derive benefits from the integration of Westburne’s US business and Familian Northwest into Ferguson. The gross margin for the first five months shows a further increase on the prior year due to increased throughput at the distribution centres. This, together with careful control of the cost base, has resulted in an improvement in the net margin for the same period. This trend is consistent with achieving a 6% trading margin objective a year ahead of schedule.

US Building Materials Distribution
Aggregate US housing starts remain robust at an average of around 1.6 million starts per annum. The wide regional variations, previously reported, continue. Weakness in certain local markets for Stock Building Supplies in the first five months has generally been driven by economic difficulties resulting from the downturn in the technology and manufacturing sectors.

Commodity lumber prices, which directly affect approximately 40% of Stock’s product range, have continued to be well below the historic norm due to excess global supply. Average lumber prices for the first five months of $276 per thousand board feet are over 6% down on the prior period average of $296. These lower lumber prices have had the effect of reducing Stock’s local currency sales by more than 2% in the five-month period compared to last year. Management’s successful efforts to improve the gross margin percentage for this period have partly mitigated the effect of the lower lumber prices, but profits for the first five months are down compared with the prior year.

Stock is in the process of carrying out a reorganisation of its management structure, which will increase the focus on achieving growth in specific market sectors and product groups and reducing administrative costs. The benefits of these measures and the related cost savings should begin to materialise towards the end of the current financial year.

European Distribution
Of the European markets which the group services, the UK has been the most buoyant in the current financial year. The markets in Continental Europe remain challenging and are likely to remain so for the remainder of this financial year.

Wolseley’s UK operations recorded double-digit sales growth in the first 5 months but the impact of the recent investments in the two new distribution centres will affect profits in the first half. Trading profit is marginally ahead of last year but the operating margin, although behind last year, is expected to recover by the financial year-end.

Local currency sales and profits in each of the Continental European businesses for the first five months are marginally ahead of the comparable period last year.

Financial
The group’s cash flow and financial position remains strong. Group gearing at 31 December 2002 is approximately 33% (compared to 34% at 31 July 2002). The working capital to sales ratio continues to show a favourable trend.

Outlook
The underlying performance of the group remains strong against a background of mixed and uncertain market conditions. These factors are unlikely to change significantly in the short term.  Wolseley’s management has a track record of outperforming in challenging times and will continue its focus on cost control, margin enhancement and exploiting growth opportunities as they arise.

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This Trading Statement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

FURTHER INFORMATION:
Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959
Steve Webster – Group Financial Director	Andrew Fenwick
Sophie Fitton

There will be UK analyst meetings today at UBS Warburg offices, Finsbury Square, EC2